UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.             )*

Ring Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

76680V108
(CUSIP Number)

Harsha Marti
General Counsel
c/o Warburg Pincus LLC
450 Lexington Avenue
New York, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Stronghold Energy II Operating, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Stronghold Energy II Intermediate, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Stronghold Energy II Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus & Company US, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus Partners II (US), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus (E&P) Energy LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus (E&P) Energy GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus Energy (E&P)-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS WP Energy Stronghold Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS WP Energy Partners Stronghold Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus Energy (E&P) Partners-B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus Energy (E&P) Partners-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus Energy (E&P) Partners-B Stronghold, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus (E&P) XII LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus (E&P) XII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus XII (E&P) Partners-2, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus XII (E&P) Partners-1, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS WP XII Stronghold Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS WP XII (E&P) Partners (A), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS WP XII (E&P) Partners (B), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity (E&P) XII-E (A), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity (E&P) XII-D (A), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity (E&P) XII (A), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus XII (E&P) Partners-2 Stronghold, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus & Co.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

CUSIP No. 76680V108

1.	NAMES OF REPORTING PERSONS Warburg Pincus LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,339,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,339,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,339,986
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on a total of 130,581,374 shares of Common Stock issued and outstanding as of September 1, 2022, as provided by the Issuer to the Reporting Persons. The calculation excludes the Common Stock issuable upon the conversion of 153,176 shares of the Issuer’s Preferred Stock directly or indirectly held by the Reporting Persons. The Preferred Stock may not be converted into shares of Common Stock until such time as the date of requisite approval from holders of the Company under the NYSE American securities exchange rules.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, $0.001 par value per share (“Common Stock”), of Ring Energy, Inc., a Nevada corporation (the “Issuer”), whose principal executive office is located at 1725 Hughes Landing Blvd. Suite 900, The Woodlands, Texas 77380.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed by the following entities (each, a “Reporting Person” and collectively, the “Reporting Persons”):

Stronghold Energy II Operating, LLC (“Stronghold OpCo”)

Stronghold Energy II Intermediate, LLC (“Stronghold Intermediate”)

Stronghold Energy II Holdings, LLC (“Stronghold Holdings”)

Warburg Pincus Energy (E&P)-A, L.P.

WP Energy Stronghold Holdings, L.P.

WP Energy Partners Stronghold Holdings, L.P.

Warburg Pincus Energy (E&P) Partners-B Stronghold, LLC

Warburg Pincus Energy (E&P) Partners-A, L.P.

Warburg Pincus Private Equity (E&P) XII (A), L.P.

Warburg Pincus Private Equity (E&P) XII-D (A), L.P.

Warburg Pincus Private Equity (E&P) XII-E (A), L.P.

WP XII (E&P) Partners (A), L.P.

WP XII (E&P) Partners (B), L.P.

WP XII Stronghold Holdings, L.P.

Warburg Pincus XII (E&P) Partners-1, L.P.

Warburg Pincus XII (E&P) Partners-2 Stronghold, LLC

Warburg Pincus Energy (E&P) Partners-B, L.P.

Warburg Pincus (E&P) XII, L.P.

Warburg Pincus (E&P) XII LLC

Warburg Pincus XII (E&P) Partners-2, L.P.

Warburg Pincus Partners II (US), L.P.

Warburg Pincus & Company US, LLC (“Warburg Pincus”)

Warburg Pincus (E&P) Energy GP, L.P.

Warburg Pincus (E&P) Energy LLC

Warburg Pincus & Co.

Warburg Pincus LLC

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached here to as Exhibit 1.

Each of the Reporting Persons, except for Warburg Pincus & Company US, LLC and Warburg Pincus LLC, is organized under the laws of the state of Delaware. Warburg Pincus & Company US, LLC and Warburg Pincus LLC is organized under the laws of the state of New York.

The general partners and members (collectively, the “Related Persons”) of Warburg Pincus & Co. and Warburg Pincus LLC are set forth in Schedule I hereto, including each Related Person’s present principal occupation, which is incorporated herein by reference. The Warburg Entities (as defined below) are principally engaged in the business of investing in securities, including securities of the Issuer. Except as otherwise set forth in Schedule I, the principal business address of the Related Persons and the Warburg Entities is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

The principal business address of each of the Stronghold Entities (as defined below) is 508 W. Wall Street, Suite 550, Midland, TX 79701.

During the last five years, none of the Reporting Persons or any Related Person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds of Other Consideration.

On July 1, 2022, the Issuer, as buyer, and Stronghold OpCo and Stronghold Energy II Royalties, LP, a Delaware limited partnership (“Stronghold RoyaltyCo”, together with Stronghold OpCo, “Stronghold”), as seller, entered into a purchase and sale agreement (the “Purchase Agreement”), which was amended on August 4, 2022.

On August 31, 2022 (the “Closing Date”), the Company closed the Purchase Agreement and acquired (the “Stronghold Acquisition”) interests in oil and gas leases and related property of Stronghold located in the Central Basin Platform of Texas, for a purchase price of $167.9 million in cash, as adjusted to the closing date in accordance with the Purchase Agreement, an additional $15.0 million cash payable six months after closing, the assumption of mark-to-market and unrealized hedge losses of $26.4 million, and stock consideration consisting of 21,339,986 shares of the Common Stock and 153,176 shares of the Company’s Series A Convertible Preferred Stock, $0.001 par value per share (the “Preferred Stock”). 23,249 shares of the Preferred Stock have been deposited in an escrow account to satisfy potential indemnity obligations of Stronghold OpCo pursuant to the Purchase Agreement.

Pursuant to Rule 712(b) of the NYSE American, the Issuer could not issue or sell to Stronghold under the Purchase Agreement shares of Common Stock in excess of 21,339,986 shares (the “Stock Issuance Cap”), which represented approximately 19.9% of the 107,236,111 shares of Common Stock that were outstanding immediately prior to the execution of the Purchase Agreement (and currently represents approximately 16.3% of the 130,581,374 shares of Common Stock outstanding as of September 1, 2022), unless the Company obtains stockholder approval to issue shares in excess of the Stock Issuance Cap. If stockholder approval is obtained, the Company will issue an additional 42,548,903 shares of Common Stock (the “Excess Shares” and, together with the shares of Common Stock issued to Stronghold to date, the “Shares”) upon the conversion of the Preferred Stock pursuant to the terms of a certificate of designation filed with the Nevada Secretary of State (the “Certificate of Designation”) creating the Preferred Stock that was issued at closing, for a total of 63,888,889 Shares issued to Stronghold, which is expected to represent approximately 36.9% of the 173,130,277 total shares of Common Stock outstanding immediately following such conversion.

Stronghold OpCo is the holder of record of all shares of Common Stock and Preferred Stock. The remaining Reporting Persons may be deemed to have beneficial ownership over the issued shares of Common Stock, the shares of Preferred Stock and the Excess Shares to be issued automatically upon conversion of the Preferred Stock, in each case as set forth in Item 5 below.

Item 4. Purpose of Transaction.

Certificate of Designation of the Series A Preferred Stock

The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Preferred Stock is set forth in the Company’s Certificate of Designation of the Series A Convertible Preferred Stock (the “Certificate of Designation”). The Certificate of Designation was filed with the Nevada Secretary of State on August 30, 2022.

Rank

The Preferred Stock ranks as to dividends or distributions of assets upon the Company’s liquidation, dissolution or winding up, whether voluntarily or involuntarily, as follows:

•	senior to the Common Stock with respect to dividends and with respect to distributions upon a deemed dissolution, liquidation or winding-up of the Company;

•	senior to any class or series of the Company’s capital stock after the Preferred Stock is created specifically ranking by its terms junior to the Preferred Stock; and

•	junior to any class or series of the Company’s capital stock after the Preferred Stock is created specifically ranking by its terms senior to the Preferred Stock.

Voting Rights

The holders of shares of Preferred Stock generally have no voting rights, except as required by law, and except that the consent of the majority of holders of the outstanding Preferred Stock is required to: (i) create, authorize or issue any equity securities of the Company other than in connection with issuances under its equity incentive plans; (ii) redeem, acquire or make a Company tender offer for any equity securities of the Company (other than in connection repurchases by the Company in connection with its equity incentive plans); (iii) generally declare or pay dividends or direct or indirect distributions (other than distributions on the Preferred Stock); (iv) generally increase or decrease the size of the Board except as set forth in the Purchase Agreement or any ancillary document thereto; (v) announce, authorize or enter into any agreement related to a material transaction (material acquisitions, mergers, tender offers, business combinations and similar transactions) or change of control of the Company; (vi) amend, repeal, modify, or alter the Company’s Articles of Incorporation or other charter documents in any manner that adversely affects any rights of the holders of Preferred Stock; and (vii) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend the Certificate of Designation.

Distributions

When and if declared by the Board, the Preferred Stock will be entitled to preferred distributions at a rate of 8.0% per annum of the liquidation preference per share, which is initially $1,000 per share, plus any accrued and unpaid distributions through the date of conversion, payable each calendar quarter. To the extent distributions are not declared and paid, then on each distribution date the unpaid distribution per share will be added to the per share liquidation preference described below and used for the purpose of the accrual of future distributions, the determination of the liquidation preference and determination of the number of shares of Common Stock issuable on conversion. Notwithstanding the foregoing, no distributions will be paid on the Preferred Stock if it is converted into Common Stock on or before January 31, 2023.

In addition, the holders of Preferred Stock are entitled to receive, and the Company is required to pay, dividends on shares of the Preferred Stock equal (on an as if converted to Common Stock basis) to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Common Stock.

Conversion and Limitations

The Preferred Stock may not be converted into Common Stock until such time as stockholder approval is received, which is defined as the date requisite approval from holders of capital stock of the Company is received as required at law or under the applicable securities exchange rules (currently the NYSE American Stock Exchange). Upon receiving stockholder approval, each share of issued Preferred Stock will be automatically converted into such number of shares of Common Stock determined by dividing (i) the liquidation preference (described below) as of the conversion date by (ii) the conversion price which is initially $3.60 per share (subject to adjustment for stock splits and distributions, recapitalizations, exchanges and similar actions), such calculation, as so adjusted from time to time, the “Conversion Rate”. The initial Conversion Rate is 277.7778 shares of Common Stock for each share of Preferred Stock.

Liquidation Preference

Upon a liquidation event, the holders of the Preferred Stock are entitled to a “liquidation preference” of $1,000 per share plus any unpaid distributions noted above. A “liquidation event” means (i) any voluntary or involuntary liquidation, dissolution or winding-up of the Company or (ii) the consummation of a change of control (which generally means (x) the acquisition by a person of more than 50% of the combined voting power of the Company); (y) approval of the sale or disposition by the Company of substantially all the assets of the Company; or (z) approval by the stockholders of the Company of any merger, consolidation or statutory share exchanges as a result of the Company stockholders immediately prior to the effective date of such action have less than 50% percent of the voting power in selection of directors of the surviving corporation.

If, on a fully converted basis, the amount that the holders of the Preferred Stock would receive is greater than their liquidation preference, then instead they are to receive the “as-converted” amount meaning the amount such holders would have received if the Preferred Stock had been converted to the number of shares of Common Stock to which they would be entitled as of the liquidation event.

The Certificate of Designation provides that when there is a liquidation event where the proceeds include both cash and property, the holders of Preferred Stock are to receive cash to the extent possible.

Redemption

If the Preferred Stock has not been converted prior to September 30, 2027 (61 months following the Closing Date), to the extent legally permissible, the Company must redeem all outstanding shares of Preferred Stock in cash at the greater of the liquidation preference or the market price of Common Stock that each holder would receive if such holder had fully converted into shares of Common Stock on the redemption date.

Stockholders should carefully review the Certificate of Designation, incorporated by reference herein, that will govern the powers, preferences, rights, qualifications, limitations and restrictions applicable to the Preferred Stock. If stockholder approval of the Conversion Proposal is not obtained pursuant to the solicitation under this proxy statement, the Company intends to seek approval through additional proxy solicitations for the automatic conversion of the Preferred Stock into Common Stock.

Other Provisions

So long as any shares of Preferred Stock remain outstanding, we have agreed not to take any of the following actions without the affirmative vote or consent of the holders of a majority of the shares of Preferred Stock voting separately as a single class:

(a)	create, authorize (including by way of reclassification, merger, consolidation, subdivision or other similar reorganization) or issue any of our equity securities except with respect to certain employee plans, including additional shares of Preferred Stock;

(b)	redeem, acquire, engage in a tender offer (other than responding to a third-party tender offer as required by applicable law) or otherwise purchase any of our equity securities except with respect to certain employee plans;

(c)	declare or pay, set apart for payment in respect of or make any direct or indirect distribution or distribution (whether in cash, securities or other property) in respect of any equity securities, other than with respect to the Preferred Stock;

(d)	amend, repeal, modify or alter our Articles of Incorporation or Bylaws so as to affect adversely the rights, preferences, privileges or voting or consent rights of the Series A Preferred Stock or the holders of the Preferred Stock;

(e)	announce, authorize or enter into any agreement related to or consummate a material transaction, including (but not limited to) any change of control as such terms are defined in the Certificate of Designation; or

(f)	increase or decrease the size of the Board other than as set forth in the Purchase Agreement or any ancillary documents thereto.

Registration Rights Agreement

On August 31, 2022, in connection with the closing of the Purchase Agreement, Ring and Stronghold entered into a registration rights agreement (the “Registration Rights Agreement”) relating to the Shares. The Registration Rights Agreement provides that, within 10 days after receipt of all information needed by Ring to include in the selling stockholder table, Ring will prepare and file a registration statement to permit the public resale of the Shares. With respect to each individual Holder (as defined in the Registration Rights Agreement), Ring shall cause the registration statement to be continuously effective from and after the date it is first declared or becomes effective until the earlier of (i) the first date after the one-year anniversary of the Registration Rights Agreement on which a Holder, together with its affiliates, owns less than one percent (1%) of the then-outstanding Common Stock, including Excess Shares of Common Stock issuable upon conversion of the Preferred Stock (whether or not convertible in accordance with the terms of the Certificate of Designation at such time), and (ii) the date on which all Common Stock (including Common Stock issuable on conversion of the Preferred Stock) owned by such Holder may be sold without restriction pursuant to Rule 144 (or any similar provision) under the Securities Act with no volume, manner of sale or other restrictions or limitations.

Lock-Up Agreement

In connection with the closing of the Purchase Agreement, Ring entered into a customary lock-up agreement (the “Lock-up Agreement”) on August 31, 2022 with Stronghold OpCo providing that it will not transfer any of the shares of Common Stock, the shares of Preferred Stock or the Excess Shares for 90 days after the closing of the Stronghold Acquisition; provided, however, such period shall be reduced to 60 days for any Lock-up Shares distributed by Stronghold OpCo to non-affiliates of Warburg Pincus LLC in accordance with the terms of the Lock-up Agreement.

Director Nomination Agreement

In connection with the closing of the Purchase Agreement, on August 31, 2022, Ring and Stronghold entered into a director nomination agreement (the “Nomination Agreement”) containing provisions by which Stronghold will have the right to designate two directors to the Board of Directors (the “Board”) of Ring. Stronghold has the right to designate two directors to the Board so long as it beneficially owns at least 15% of the outstanding Common Stock. Stronghold has the right to appoint one director to the Board so long as it beneficially owns between 10% to 15% of the outstanding Common Stock.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Purchase Agreement and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Lock-Up Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information assumes there are 130,581,374 shares of Common Stock outstanding as of September 1, 2022, including the 21,339,986 shares of Common Stock newly issued in connection with the Purchase Agreement. The initial conversion rate of the Preferred Stock is 277.7778 shares of Common Stock for each share of Preferred Stock, subject to adjustment as set forth in the Certificate of Designation. If stockholder approval is obtained, the Company will issue an additional 42,548,903 Excess Shares upon the conversion of the Preferred Stock pursuant to the Certificate of Designation, resulting in a total of 63,888,889 shares of Common Stock issued to Stronghold, which is expected to represent approximately 36.9% of the 173,130,277 shares of Common Stock outstanding immediately following such conversion.

If the shares of Preferred Stock remain outstanding on September 30, 2027, then the Company will be required to redeem all outstanding shares of Preferred Stock in cash as set forth in the Certificate of Designation.

The reported securities and the shares of Preferred Stock are held directly by Stronghold OpCo. Stronghold Intermediate is the managing member of Stronghold OpCo, and Stronghold Energy II Holdings, LLC (“Stronghold Holdings” and, collectively with Stronghold OpCo and Stronghold Intermediate, the “Stronghold Entities”) is the managing member of Stronghold Intermediate.

Warburg Pincus is the general partner of Warburg Pincus Partners II (US), L.P., which is the managing member of Warburg Pincus (E&P) Energy LLC and Warburg Pincus (E&P) XII LLC. Warburg Pincus (E&P) Energy LLC is the general partner of Warburg Pincus (E&P) Energy GP, L.P., which is the general partner of Warburg Pincus Energy (E&P)-A, L.P., WP Energy Stronghold Holdings, L.P., WP Energy Partners Stronghold Holdings, L.P., Warburg Pincus Energy (E&P) Partners-A, L.P., and Warburg Pincus Energy (E&P) Partners-B, L.P. Warburg Pincus Energy (E&P) Partners-B, L.P. is the managing member of Warburg Pincus Energy (E&P) Partners-B Stronghold, LLC. Warburg Pincus (E&P) XII LLC is the general partner of Warburg Pincus (E&P) XII, L.P., which is the general partner of Warburg Pincus XII (E&P) Partners-1, L.P., Warburg Pincus XII (E&P) Partners-2, L.P., WP XII Stronghold Holdings, L.P., WP XII (E&P) Partners (A), L.P., WP XII (E&P) Partners (B), L.P., Warburg Pincus Private Equity (E&P) XII (A), L.P., Warburg Pincus Private Equity (E&P) XII-D (A), L.P., and Warburg Pincus Private Equity (E&P) XII-E (A), L.P. Warburg Pincus XII (E&P) Partners-2, L.P. is the managing member of Warburg Pincus XII (E&P) Partners-2 Stronghold, LLC (Warburg Pincus and the other entities listed in this paragraph, collectively, the “Warburg Entities”).

The Warburg Entities collectively hold a majority of the membership interests in Stronghold Holdings. Each of the Stronghold Entities, Warburg Entities and Roy Ben-Dor, (collectively, the “Reporting Persons”) directly (whether through ownership or position) or indirectly through one or more intermediaries, may be deemed for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, to be the indirect beneficial owner of some or all of the shares owned by the Stronghold and, therefore, a “five percent holder” hereunder.

Each of the Reporting Persons other than Stronghold OpCo disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Persons other than Stronghold OpCo are the beneficial owners of such securities for purposes of Section 13 or for any other purposes.

The Reporting Persons other than Stronghold OpCo expressly disclaim any such beneficial ownership.

(c)      Except as set forth in Items 3 and 4 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)     None.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Certificate of Designation, Registration Rights Agreement, Lock-Up Agreement and Director Nomination Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor any of the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement.

2	Certificate of Designation of the Series A Convertible Preferred Stock dated August 30, 2022 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on September 6, 2022).

3	Registration Rights Agreement, dated August 31, 2022, by and among Ring Energy, Inc., Stronghold Energy II Operating, LLC, and Stronghold Energy II Royalties, LP. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 6, 2022).

4	Lock-Up Agreement, dated August 31, 2022, by and among Ring Energy, Inc. and Stronghold Energy II Operating, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 6, 2022).

5	Director Nomination Agreement, dated August 31, 2022, by and among Ring Energy, Inc., Stronghold Energy II Operating, LLC, and Stronghold Energy II Royalties, LP. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on September 6, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 12, 2022

STRONGHOLD ENERGY II OPERATING, LLC

By:	Stronghold Energy II Intermediate, LLC

By:	/s/ Caleb Weatherl
Name:	Caleb Weatherl
Title:	Authorized Signatory

STRONGHOLD ENERGY II HOLDINGS, LLC

By:	Stronghold Energy II Intermediate, LLC

By:	/s/ Caleb Weatherl
Name:	Caleb Weatherl
Title:	Authorized Signatory

STRONGHOLD ENERGY II INTERMEDIATE, LLC

By:	/s/ Caleb Weatherl
Name:	Caleb Weatherl
Title:	Authorized Signatory

WARBURG PINCUS (E&P) ENERGY GP, L.P.

By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS (E&P) ENERGY LLC

By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS ENERGY (E&P)-A, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS ENERGY (E&P) PARTNERS-A, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS PRIVATE EQUITY (E&P) XII (A), L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS PRIVATE EQUITY (E&P) XII-D (A), L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS PRIVATE EQUITY (E&P) XII-E (A), L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WP XII (E&P) PARTNERS (A), L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WP XII (E&P) PARTNERS (B), L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS XII (E&P) PARTNERS-1, L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS ENERGY (E&P) PARTNERS-B, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS (E&P) XII LLC

By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS (E&P) XII, L.P.

By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS XII (E&P) PARTNERS-2, L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS PARTNERS II (US), L.P.

By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS & COMPANY US, LLC

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WP ENERGY STRONGHOLD HOLDINGS, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Waburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WP ENERGY PARTNERS STRONGHOLD HOLDINGS, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Waburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS ENERGY (E&P) PARTNERS-B STRONGHOLD, LLC

By:	Warburg Pincus Energy (E&P) Partners-B, L.P., its managing member
By:	Warburg Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WP XII STRONGHOLD HOLDINGS, L.P.

By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS XII (E&P) PARTNERS-2 STRONGHOLD, LLC

By:	Warburg Pincus XII (E&P) Partners-2, L.P., its managing member
By:	Warburg Pincus (E&P) XII, L.P., its general partner
By:	Warburg Pincus (E&P) XII LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS & CO.

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

WARBURG PINCUS LLC

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorized Signatory

Schedule I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”). Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Gregory C. Baecher	Partner of WP; Member and Managing Director of WP LLC
Roy Ben-Dor	Partner of WP; Member and Managing Director of WP LLC
Damon Beyer	Partner of WP; Member and Managing Director of WP LLC
Anthony Robert Buonanno	Partner of WP; Member and Managing Director of WP LLC
Thomas Carella	Partner of WP; Member and Managing Director of WP LLC
Brian Chang	Partner of WP; Member and Managing Director of WP LLC
Ruoxi Chen	Partner of WP; Member and Managing Director of WP LLC
Mark M. Colodny	Partner of WP; Member and Managing Director of WP LLC
Casey Ryan Dalton	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Peter Deming	Partner of WP; Member and Managing Director of WP LLC
Adrienne Filipov	Partner of WP; Member and Managing Director of WP LLC
Eric Friedman	Partner of WP; Member and Managing Director of WP LLC
Timothy F. Geithner	Partner of WP; Member, Managing Director and President of WP LLC
Stephanie Geveda	Partner of WP; Member and Managing Director of WP LLC
Steven G. Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey Goldfaden	Partner of WP; Member and Managing Director of WP LLC
Edward Y. Huang	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Chief Executive Officer of WP LLC
Deborah Kerr	Partner of WP; Member and Managing Director of WP LLC
Amr Kronfol	Partner of WP; Member and Managing Director of WP LLC
Rajveer Kushwaha	Partner of WP; Member and Managing Director of WP LLC
Zachary D. Lazar	Partner of WP; Member and Managing Director of WP LLC
Harsha Marti	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
Vishnu Menon	Partner of WP; Member and Managing Director of WP LLC
Douglas Musicaro	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
James O’Gara	Partner of WP; Member and Managing Director of WP LLC
Parag K. Gupta	Partner of WP; Member and Managing Director of WP LLC
Michael Pan	Partner of WP; Member and Managing Director of WP LLC
Andrew Park	Partner of WP; Member and Managing Director of WP LLC
Jeffrey Perlman	Partner of WP; Member and Managing Director of WP LLC
Chandler Reedy	Partner of WP; Member and Managing Director of WP LLC
John Rowan	Partner of WP; Member and Managing Director of WP LLC
Justin L. Sadrian	Partner of WP; Member and Managing Director of WP LLC
Adarsh Sarma	Partner of WP; Member and Managing Director of WP LLC
John W. Shearburn	Partner of WP; Member and Managing Director of WP LLC
Ashutosh Somani	Partner of WP; Member and Managing Director of WP LLC
David Sreter	Partner of WP; Member and Managing Director of WP LLC
Jeffrey Stein	Partner of WP; Member and Managing Director of WP LLC
Alexander Stratoudakis	Partner of WP; Member and Managing Director of WP LLC
Jacob Strauss	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
James W. Wilson	Partner of WP; Member and Managing Director of WP LLC
Daniel Zamlong	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*
Warburg Pincus Principal Partnership, L.P.**

*	New York limited partnership; primary activity is ownership interest in WP

**	Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Saurabh Agarwal (1)	Member and Managing Director of WP LLC
Jonas Agesand (2)	Member and Managing Director of WP LLC
Gregory C. Baecher	Member and Managing Director of WP LLC; Partner of WP
Roy Ben-Dor	Member and Managing Director of WP LLC; Partner of WP
Damon Beyer	Member and Managing Director of WP LLC; Partner of WP
Anthony Robert Buonanno	Member and Managing Director of WP LLC; Partner of WP
Thomas Carella	Member and Managing Director of WP LLC; Partner of WP
Brian Chang	Member and Managing Director of WP LLC; Partner of WP
Ruoxi Chen	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (5)	Member and Managing Director of WP LLC
Mark M. Colodny	Member and Managing Director of WP LLC; Partner of WP
Casey Ryan Dalton	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Peter Deming	Member and Managing Director of WP LLC; Partner of WP
Yi Ding (4)	Member and Managing Director of WP LLC
Yilong Du (5)	Member and Managing Director of WP LLC
Min Fang (4)	Member and Managing Director of WP LLC
Adrienne Filipov	Member and Managing Director of WP LLC; Partner of WP
Max Fowinkel (3)	Member and Managing Director of WP LLC
Eric Friedman	Member and Managing Director of WP LLC; Partner of WP
Timothy F. Geithner	Member, Managing Director and President of WP LLC; Partner of WP
Stephanie Geveda	Member and Managing Director of WP LLC; Partner of WP
Steven G. Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
Parag K. Gupta	Member and Managing Director of WP LLC; Partner of WP
Edward Y. Huang	Member and Managing Director of WP LLC; Partner of WP
Faisal Jamil (6)	Member and Managing Director of WP LLC
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Chief Executive Officer of WP LLC; Managing General Partner of WP
Deborah Kerr	Member and Managing Director of WP LLC; Partner of WP
Amr Kronfol	Member and Managing Director of WP LLC; Partner of WP
Rajveer Kushwaha	Member and Managing Director of WP LLC; Partner of WP
Zachary D. Lazar	Member and Managing Director of WP LLC; Partner of WP
Vishal Mahadevia	Member of WP LLC and Managing Director of Warburg Pincus India Private Limited
Harsha Marti	Member and Managing Director of WP LLC; Partner of WP
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Vishnu Menon	Member and Managing Director of WP LLC; Partner of WP
Piero Minardi (7)	Member and Managing Director of WP LLC
Henrique Muramoto (8)	Member and Managing Director of WP LLC
Douglas Musicaro	Member and Managing Director of WP LLC; Partner of WP
James Neary	Member and Managing Director of WP LLC; Partner of WP
Hoi Ying Ng (5)	Member and Managing Director of WP LLC
René Obermann (3)	Member and Managing Director of WP LLC
James O’Gara	Member and Managing Director of WP LLC; Partner of WP
Narendra Ostawal (1)	Member of WP LLC and Managing Director of Warburg Pincus India Private Limited
Michael Pan	Member and Managing Director of WP LLC; Partner of WP
Andrew Park	Member and Managing Director of WP LLC; Partner of WP
Jeffrey Perlman	Member and Managing Director of WP LLC; Partner of WP
Flavio Porciani (3)	Member and Managing Director of WP LLC
Chandler Reedy	Member and Managing Director of WP LLC; Partner of WP

David Reis (3)	Member and Managing Director of WP LLC
John Rowan	Member and Managing Director of WP LLC; Partner of WP
Justin L. Sadrian	Member and Managing Director of WP LLC; Partner of WP
Anish Saraf (1)	Member of WP LLC and Managing Director of Warburg Pincus India Private Limited
Adarsh Sarma	Member and Managing Director of WP LLC; Partner of WP
Viraj Sawhney (1)	Member of WP LLC and Managing Director of Warburg Pincus India Private Limited
John W. Shearburn	Member and Managing Director of WP LLC; Partner of WP
Leo Long Shi (4)	Member and Managing Director of WP LLC
Ashutosh Somani	Member and Managing Director of WP LLC; Partner of WP
David Sreter	Member and Managing Director of WP LLC; Partner of WP
Jeffrey Stein	Member and Managing Director of WP LLC; Partner of WP
Alexander Stratoudakis	Member and Managing Director of WP LLC; Partner of WP
Jacob Strauss	Member and Managing Director of WP LLC; Partner of WP
Michael Thompson (6)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Zhen Wei (5)	Member and Managing Director of WP LLC
James W. Wilson	Member and Managing Director of WP LLC; Partner of WP
Bo Xu (4)	Member and Managing Director of WP LLC
Daniel Zamlong	Member and Managing Director of WP LLC; Partner of WP
Lei Zhang (4)	Member and Managing Director of WP LLC
Qiqi Zhang (4)	Member and Managing Director of WP LLC
Langlang Zhou (4)	Member and Managing Director of WP LLC
Lilian Zhu (4)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP

(1)	Citizen of India
(2)	Citizen of Sweden
(3)	Citizen of Germany
(4)	Citizen of China
(5)	Citizen of Hong Kong
(6)	Citizen of United Kingdom
(7)	Citizen of Italy
(8)	Citizen of Brazil

As of September 12, 2022